Confidential Treatment Request Pursuant to 17 CFR § 200.83 and the Freedom of Information Act

January 12, 2011

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C.  20549-4631

Attn:      Mr. Rufus Decker

Accounting Branch Chief

Re:	International Lease Finance Corporation
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for the Periods Ended March 31, 2010, June 30, 2010 and September 30, 2010
File No. 1-31616

Ladies and Gentlemen:

This letter is submitted by International Lease Finance Corporation, a California corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter delivered to the Company on December 30, 2010.  The Staff’s comments related to (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”), (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 (the “March 10-Q”), (iii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “June 10-Q”) and (iv) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “September 10-Q”).

For your convenience, the Company’s responses below are numbered to correspond to the numbered paragraphs in the Staff’s letter and we have repeated in italics each of the Staff’s comments prior to each response.

10250 Constellation Blvd, Suite 3400, Los Angeles, CA 90067  (310) 788-1999 Fax: (310) 788-1990

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 2

Form 10-K for the Year Ended December 31, 2009

General

1.                                    Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

The Company respectfully advises the Staff that, where a comment from the Staff requests additional disclosures or other revisions to be made, the Company will include revised or additional disclosure in its future filings with the SEC as indicated in its responses below.

2.                                    If you use the term EBITDA in your filings, please ensure that it represents EBITDA as is commonly defined. If you make any adjustments to EBITDA as is commonly defined, please instead use a description such as Adjusted EBITDA to refer to your measure.

The Company respectfully advises the Staff that in its future filings with the SEC, the Company will change its description of the measure “EBITDA” to “Adjusted EBITDA” to reflect any adjustments to EBITDA as is commonly defined.

Financial Statements

Consolidated Statements of Cash Flows, page 48

3.                                    We have read your response to prior comment three. For security deposits which are not segregated under the terms of the 1999 and 2004 ECA Facilities, please tell us how you classify cash inflows and outflows on your statements of cash flows. In a similar manner, please tell us how you classify cash inflows and outflows for overhaul rentals and disbursements which are not segregated under the terms of the 1999 and 2004 ECA Facilities. Please confirm that the changes in these amounts are also classified as financing cash flows.

The Company confirms that it presents under financing activities in its statement of cash flows under the caption Customer deposits, which the Company will separate into separate line items in its future filings pursuant to its response to Comment 4 below, the following cash flows not segregated under the ECA Facilities: (i) cash inflows from the receipts of security deposits and cash outflows for security deposit reimbursements and (ii) cash inflows for Overhaul Rentals collected from and expected to be reimbursed to lessees and cash outflows for overhaul reimbursements.  The Company further advises the Staff that it presents the cash received for Overhaul Rentals not expected to be reimbursed to lessees as operating cash inflows on its statement of cash flows.

4.                                    Your response to prior comment three indicates that the majority of the customer deposits line item consists of security deposits and deposits received for overhaul rentals.  Given the differences in the nature of these deposits, please separately present each of these two components on your consolidated balance sheets or provide footnote disclosure that

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 3

breaks out the individual components included in the balance sheet line item you currently include them in.  Please reflect the changes in security deposits and deposits received for overhaul rentals separately on your cash flow statements.  Please also separately present inflows and outflows related to each of these deposits on your statements of cash flow.

The Company advises the Staff that in its future filings with the SEC, the Company will present a footnote to its financial statement separately disclosing all components of its balance sheet caption Security deposits on aircraft, overhauls and other and that it will change the caption on its balance sheet to Security deposits, overhaul rental reserves and other customer deposits.  The new footnote disclosure will include language similar to the following:

“Security deposits, overhaul rental reserves and other customer deposits includes security deposits paid by lessees of $XX and $XX as of December 31, 20XX and 20XX, respectively, and overhaul rental reserves of $XX and $XX as of December 31, 20XX and 20XX, respectively.  Security deposits paid by lessees are returned to the lessees at the end of the lease in accordance with the lease terms. Overhaul rental reserves reflect overhaul rentals received from the lessee.”

The Company further advises the Staff that, in lieu of its current presentation of Customer deposits in its cash flows from financing activities, it will present in its future filings with the SEC cash inflows from security deposits and overhaul rentals expected to be reimbursed and cash outflows for reimbursements of security deposits and overhauls separately in the following manner:

FINANCING ACTIVITIES:

Security deposits received from lessees	XX

Security deposits returned to lessees	XX

Provision for overhauls	XX

Reimbursements and transfers of overhaul reserves	XX

5.                                    We have read your response to prior comment five. You reflect all changes related to overhaul rentals as a change in financing activities in the statements of cash flows. This includes overhauls transferred to third parties as a result of the sale of aircraft.  Please help us understand the typical terms of arrangements in which overhauls are transferred to third parties as part of the sale of aircraft.  Please specifically tell us whether cash is given to the purchaser for these overhaul amounts or whether a net cash amount is received from the purchaser, which represents the purchase price less the overhaul amounts you owe the purchaser.  In a similar manner, please address any arrangements in which you purchase aircraft in which overhaul rentals are transferred to you, including whether you transfer a net amount to the seller, which represents the aircraft

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 4

sales price less any overhaul amounts owed to you. For each period presented, please quantify the amounts received from sellers of aircraft for overhaul rentals and clarify how these amounts are reflected within your statement of cash flows. If only net amounts are being remitted to the seller of the aircraft you acquire (or you are receiving a net amount from the purchaser of your aircraft), it appears that you may be reflecting the obligation related to the overhaul rentals that you assumed from the seller and the overhaul rentals that you transferred to the purchaser as a cash flow on your statement of cash flow.  If you are reflecting the noncash activity related to these overhaul rentals in your cash flow statement, we remind you that ASC 230-10-50-5 states that only the cash portion of transactions shall be reported in the statement of cash flows.  Please advise.

The Company advises the Staff that it may or may not, when selling an aircraft, negotiate the transfer of overhaul rentals received, net of any reimbursements made, in conjunction with the novation of a lease effective at the time of the sale of the aircraft. Any lease related terms or obligations that an aircraft may be subject to at the date of a sale are negotiated and settled separately from the negotiated sales price of the aircraft.  If the Company agrees to transfer Overhaul Rentals to the purchaser of the aircraft, the Company typically will agree, for convenience, to receive a net cash amount from the purchaser, which represents the aircraft sales price less any settlement of payments required for the novation of the lease, including any unreimbursed Overhaul Rentals the Company agrees to transfer to the purchaser.

In the event a transfer of unreimbursed overhauls is negotiated, the Company presents Overhaul Rentals estimated to be returned to the lessee during the remaining lease term, and transferred to the buyer of the aircraft, as a financing outflow in its statement of cash flows under the caption Customer deposits.  Going forward and in accordance with the Company’s response to comment 4 above, the Company will present these Overhaul Rentals as a financing outflow under the caption Reimbursements and transfers of overhaul reserves. Overhaul Rentals not estimated to be returned to the lessee during the remaining lease term, and transferred to the buyer of the aircraft, are charged to income as a lease related charge and included as an operating cash outflow. The Company believes that even if, due to practicality and cost of wire transfers, a settlement of a sales transaction and the transfer of amounts related to the novation of the lease to the buyer of the aircraft results in a single net wire transfer, it is appropriate to present proceeds received related to the aircraft sale as investing cash inflows and the Overhaul Rentals transferred to the buyer of the aircraft as financing or operating cash outflows, as applicable, as cash inflows generated from the sale of flight equipment represents a separate transaction from cash outflows generated from the novation of a lease.

Further, the Company respectfully refers the Staff to its response to comment 4 in its response letter dated December 27, 2010, where the Company advised the Staff that it has never purchased an aircraft with a lease attached that included overhauls, and the Company has therefore to date not addressed the classification of overhaul cash transfers when purchasing an aircraft in its accounting policy.  In the event that the Company

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 5

enters into such a transaction in the future, it will establish an accounting policy considering such classification.

6.                                    We have read your response to prior comment seven. In regards to your presentation of the amortization of interest income net against the gross collections from finance and sales type leases, please provide us a summary of the SAB 99 analysis that you prepared.  Please also show us what your revised cash flow statement will look like for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010.

The Company notes the Staff’s comment and presents the following statements of cash flows as previously reported and as adjusted to reflect (i) gains and losses on sale of flight equipment within operating cash flows rather than on a net basis within investing activities (in response to comment 7 herein) and (ii) the interest portion on finance type leases within investing activities rather than within operating activities (adjusted numbers are presented in bold):

	Nine Months Ended September 30, 2010		Year Ended December 31, 2009
	As Reported	Adjusted	As Reported	Adjusted
	...................................(Dollars in thousands)...................................
OPERATING ACTIVITIES
Net (loss) income	$(57,708)	$(57,708)	$895,629	$895,629
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of flight equipment	1,437,857	1,437,857	1,959,448	1,959,448
Change in deferred income taxes	(80,965)	(80,965)	387,230	387,230
Change in fair value of derivative instruments	206,955	206,955	(57,141)	(57,141)
Foreign currency adjustment of non-US$ denominated debt	(172,920)	(172,920)	114,620	114,620
Amortization of deferred debt issue costs	36,041	36,041	40,232	40,232
Amortization of debt discount	8,472	8,472	9,363	9,363
Amortization of prepaid lease cost	29,720	29,720	51,899	51,899
Adjustments to fair value on flight equipment to be disposed of	444,952	444,952	-	-
Aircraft impairment charges on fleet held-for-use	356,506	356,506	60,445	60,445
Lease expenses related to aircraft sales	89,875	89,875	-	-
Other, including foreign exchange adjustments on foreign currency denominated cash	(43,625)	(30,519)	(9,939)	(30,013)
Changes in operating assets and liabilities:
(Decrease) increase in lease receivables and other assets	107,487	107,487	(13,417)	(13,417)
Increase in accrued interest and other payables	73,663	73,663	10,478	10,478
Change in current income taxes	53,614	53,614	48,841	48,841
Tax benefit sharing with AIG	(85,000)	(85,000)	-	-
(Decrease) increase in rentals received in advance	(39,168)	(39,168)	15,193	15,193
Net cash provided by operating activities	2,365,756	2,378,862	3,512,881	3,492,807

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 6

INVESTING ACTIVITIES:
Acquisition of flight equipment under operating leases	(226,240)	(226,240)	(2,577,410)	(2,577,410)
Payments for deposits and progress payments	(34,191)	(34,191)	(40,444)	(40,444)
Proceeds from disposal of flight equipment	1,313,852	1,293,472	196,934	203,929
Increase in restricted cash	(364,338)	(364,338)	(315,156)	(315,156)
Collections on notes receivable	-	-	15,999	15,999
Collections on notes receivable and finance and sales-type leases	80,191	87,465	90,241	103,320
Other	(5,091)	(5,091)	(10)	(10)
Net cash used in investing activities	764,183	751,077	(2,629,846)	(2,609,772)
FINANCING ACTIVITIES
Net change in commercial paper	-	-	(1,752,000)	(1,752,000)
Loan from AIG Funding	(3,909,567)	(3,909,567)	3,900,000	3,900,000
Proceeds from debt financing	8,712,495	8,712,495	1,394,868	1,394,868
Payments in reduction of debt financing	(4,594,696)	(4,594,696)	(6,388,347)	(6,388,347)
Debt issue costs	(170,098)	(170,098)	(49,350)	(49,350)
Payment of common and preferred dividends	(440)	(440)	(3,830)	(3,830)
Increase (decrease) in customer and other deposits	101,349	101,349	(34,107)	(34,107)
Net cash (used in) provided by financing activities	139,043	139,043	(2,932,766)	(2,932,766)
Net (decrease) increase in cash	3,268,982	3,268,982	(2,049,731)	(2,049,731)
Effect of exchange rate changes on cash	(1,033)	(1,033)	694	694
Cash at beginning of year	336,911	336,911	2,385,948	2,385,948
Cash at end of year	$3,604,860	$3,604,860	$336,911	$336,911

	Year Ended December 31, 2008		Year Ended December 31, 2007
	As Reported	Adjusted	As Reported	Adjusted
	....................................(Dollars in thousands)....................................
OPERATING ACTIVITIES
Net (loss) income	$703,125	$703,125	$604,366	$604,366
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of flight equipment	1,864,730	1,864,730	1,736,277	1,736,277
Change in deferred income taxes	376,416	376,416	446,655	446,655
Change in fair value of derivative instruments	680,816	680,816	(292,426)	(292,426)
Foreign currency adjustment of non-US$ denominated debt	(507,050)	(507,050)	503,600	503,600
Amortization of deferred debt issue costs	31,325	31,325	30,229	30,229
Amortization of debt discount	13,651	13,651	4,322	4,322
Amortization of prepaid lease cost	51,108	51,108	52,624	52,624
Write-off of notes receivable	46,557	46,557	-	-

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 7

Other, including foreign exchange adjustments on foreign currency denominated cash	(28,274)	(70,002)	(331)	(20,192)
Changes in operating assets and liabilities:
(Decrease) increase in lease receivables and other assets	(63,333)	(63,333)	51,707	51,707
Increase in accrued interest and other payables	1,382	1,382	28,440	28,440
Change in current income taxes	170,488	170,488	309,938	309,938
Tax benefit sharing with AIG	-	-	(160,000)	(160,000)
(Decrease) increase in rentals received in advance	48,580	48,580	28,068	28,068
Net cash provided by operating activities	3,389,521	3,347,793	3,343,469	3,323,608
INVESTING ACTIVITIES:
Acquisition of flight equipment under operating leases	(3,236,848)	(3,236,848)	(4,705,376)	(4,705,376)
Payments for deposits and progress payments	(290,748)	(290,748)	(485,234)	(485,234)
Proceeds from disposal of flight equipment	390,868	428,065	186,912	203,996
Advances on notes receivable	(43,854)	(43,854)	-	-
Collections on notes receivable	9,885	9,885	17,607	17,607
Collections on notes receivable and finance and sales-type leases	20,900	25,431	55,774	58,551
Other	-	-	5,749	5,749
Net cash used in investing activities	(3,149,797)	(3,108,069)	(4,924,568)	(4,904,707)
FINANCING ACTIVITIES
Net change in commercial paper	(2,746,555)	(2,746,555)	1,740,908	1,740,908
Loan from AIG Funding	1,671,268	1,671,268	-	-
Repayment of loan to AIG	(1,671,268)	(1,671,268)	-	-
Proceeds from debt financing	9,389,394	9,389,394	3,783,374	3,783,374
Payments in reduction of debt financing	(4,754,551)	(4,754,551)	(4,146,181)	(4,146,181)
Debt issue costs	(23,092)	(23,092)	(23,702)	(23,702)
Payment of common and preferred dividends	(55,887)	(55,887)	(39,086)	(39,086)
Increase (decrease) in customer and other deposits	156,165	156,165	289,038	289,038
Net cash (used in) provided by financing activities	1,965,474	1,965,474	1,604,351	1,604,351
Net (decrease) increase in cash	2,205,198	2,205,198	23,252	23,252
Effect of exchange rate changes on cash	(2,022)	(2,022)	2,400	2,400
Cash at beginning of year	182,772	182,772	157,120	157,120
Cash at end of year	$ 2,385,948	$ 2,385,948	$ 182,772	$ 182,772

The Company refers the Staff to Appendix B of this letter for a summary of its SAB 99 analysis.

7.                                    In regards to the netting of gains and losses against proceeds from disposal of flight equipment, we continue to have difficulty understanding how you determined that you do not need to follow the guidance of ASC 230-10-45-28.  We remind you that this ASC requires that gains or losses on sale of property, plant and equipment be removed from net income when reconciling net income to net cash provided by or used in operating

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 8

activities.  As previously requested, please identify the authoritative literature that supports your current presentation.

The Company continues to believe that the presentation of gains and losses is appropriate given the need to maintain relationships with its business partners; however, the Company advises the Staff that in its future filings with the SEC it will remove from net income its gains or losses on sale of flight equipment when reconciling net income to net cash provided by or used in operating activities.  The adjustment will be reflected under the caption Other, including foreign exchange adjustments on foreign currency denominated cash. The Company refers the Staff to its response in comment 6 of this letter, where the Company included the effect of this change in its revised presentation of its statements of cash flows and to Appendix B of this letter for a summary of its SAB 99 analysis.

8.                                    The reconciliation that you provide in your response to prior comment 10 appears to add the gain/loss on aircraft sales to gross proceeds from aircraft sales to arrive at the amount of proceeds from the disposal of flight equipment as shown on the statements of cash flows.  Given that it would seem that the gain/loss on aircraft sales would be embedded in the gross proceeds amount, please help us understand why you would be adding this amount to arrive at the proceeds from disposal of flight equipment, as shown on the statements of cash flows.

The Company provided the following reconciliation in its response to the Staff’s prior comment 10:

For the Nine Months Ended September 30,
2010
(Dollars in thousands)
Gross proceeds from aircraft sales	$ 1,293,473
Gain/loss on aircraft sales	555,208
Impairment charges arising from adjustments to fair value of flight equipment held-for-sale	(534,828)
Rounding	(1)
Proceeds from disposal of flight equipment, as shown on statement of cash flows	$1,313,852

The Company refers the Staff to its response to comment 6 where the Company agrees, for its future filings, to adjust net income in its indirect statement of cash flows for gains and losses incurred in conjunction with the sale of flight equipment. As you will find in current comment 6, the adjusted proceeds from disposal of flight equipment for the nine months ended September 30, 2010, reflects the gross proceeds from aircraft sales included in the reconciliation from our response to prior comment 10.  While not clearly articulated in our response to prior comment 10, the $534,828 amount in the reconciliation (which is included within the $555,208 total loss amount) represents impairment and lease related charges, which, in accordance with our accounting policy, is presented as an adjustment to net income within operating cash flows.  Accordingly, the

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 9

$534,828 needed to be eliminated for purposes of the reconciliation in the response to prior comment 10.  We apologize for the confusion.

To further clarify its classification as disclosed in its Form 10-Q for the period ended September 30, 2010, the Company provides the following reconciliation:

For the Nine Months Ended September 30,
2010
(Dollars in thousands)
Net book value of aircraft sold, net of any adjustment to fair value	$ 1,313,852
Loss on aircraft sold	(20,379)
Rounding	(1)
Gross proceeds from disposal of flight equipment	$1,293,472

9.                                    The reconciliation that you provide in your response to prior comment 10 deducts impairment charges from gross proceeds from aircraft sales to arrive at the amount of proceeds from the disposal of flight equipment as shown on the statements of cash flows.  Please help us understand why noncash impairment charges would be included in your determination of proceeds from the disposal of flight equipment as shown on the statements of cash flows.  Please reconcile the impairment charge amounts presented in your response to prior comment 10 to the amounts presented on your consolidated statements of income.  Please also help us understand how you determine which impairment charge amounts should be included in your determination of proceeds from the disposal of flight equipment as shown on the statements of cash flows.

The Company refers the Staff to its response to the Staff’s comments 6 and 8 herein, and the Company advises the Staff that it will, in future filings with the SEC, adjust net income for such gains and losses in its indirect statement of cash flows.

The Company also respectfully refers the Staff to its response to comment 12 in its response letter dated November 22, 2010, where the Company reconciled impairment and lease related charges to total Flight equipment marketing presented on its statement of income for the period ended September 30, 2010.

Note B — Summary of Significant Accounting Policies

Lease Revenue, page 53

10.                            We have read your response to prior comment 9. You recognize overhaul rentals as rental revenue at the same time the overhaul rentals are received and an expense is booked for any estimated reimbursements to be made to the lessee. We have the following comments in this regard:

•                                        With specific reference to the terms of your leases, as previously requested, please tell us how you determined that all contingencies have been resolved given the

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 10

fact that ultimately a significant portion of your overhaul rentals are refundable to the lessee; and

•                                        With specific reference to the terms of your leases, as previously requested, please tell us how you determined that these overhaul rentals have been realized and earned.  Since a significant portion of these overhaul rentals are reimbursed to the lessee, please tell us how you determined that a service has been provided related to these overhaul rentals.

Understanding your standard lease terms may provide us with better insight into how you determined the appropriate accounting for overhaul rental revenue and the corresponding liability amounts.  In this regard, please provide us with excerpts from your leases which discuss overhaul rental revenues and correspondingly overhaul reimbursements to your lessees.

The Company respectfully advises the Staff that it established its accounting policy and practices related to Overhaul Rentals in the early 1980’s, by considering the economic and contractual terms of its leases and relevant accounting literature available at the time. The Company principally consulted SFAS 13 and related guidance, as amended, as this literature provided the most relevant guidance on accounting by lessors for leases and related components.  The evaluation required significant judgment and consideration of SFAS 13 and the related guidance as well as consultation with the Company’s independent auditors. The Company reached the conclusion that Overhaul Rentals received per the terms of the contract are contingent rentals in accordance with ASC 840 (SFAS13), as they represent amounts due under the contract. The Company determined that the amounts become fixed, determinable and payable by the airline when the lessee uses the aircraft. The contingency has been resolved related to the contingent rent at the time the Company receives the Overhaul Rentals and such rentals should be recognized over the term of the lease as they become due.  Therefore, the Overhaul Rentals represent a portion of the revenue earned for the service the Company provides, which is the lessee’s right to use the aircraft under the lease contract. The Company provides no other service under its leases.

The Company’s lessees are required to maintain the aircraft in a condition that meets the standards of the relevant aviation authority in the jurisdiction where they operate. Some of the Company’s leases include Overhaul Rentals, under which the Company is obligated to reimburse the lessee for certain costs related to the performance of qualified maintenance events. To be reimbursed for these costs under the lease the lessee must (i) perform a qualified maintenance event, as stipulated in the lease, and (ii) submit a claim to the Company. Prior to any reimbursement, each claim is reviewed and approved by the Company’s technical personnel, who ensures the event is a qualified maintenance event and reimbursable, as set forth in the lease. Qualifying maintenance events occur during the term of a particular lease and occur on the schedule of each lessee’s individual maintenance program.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 11

In developing its accounting policy for Overhaul Rentals, the Company considered the obligation it has under a lease that includes Overhaul Rentals, as well as the presentation of the establishment of the obligation in the Company’s financial statements. Prior to 1985, the Company had not made any reimbursements for a qualified maintenance event to its lessees. Subsequent to 1985, the Company began receiving claims for qualified maintenance events its lessees had performed, and considered the characterization of the amounts it became obligated to reimburse to the lessees for such events. Since the Company had already concluded that Overhaul Rentals received represented contingent rent under ASC 840 (SFAS 13), it now was required to consider the treatment of the obligations under the lease. Since SFAS 13 did not address this situation, the Company considered ASC 450 (SFAS 5) as the relevant literature and viewed the obligation now as probable and estimable. Since maintenance requirements to be performed by the lessee increases the more the lessee uses the aircraft, the use of which the Company receives Overhaul Rentals for, the Company concluded that the recognition of an expense and the creation of a related liability at the time the revenue was earned best reflected the timing of the contingency. At the time the revenue is earned, the obligation arises and becomes estimable. Due to the Company’s extensive experience with its fleet, the Company has sufficient data and expertise to be able to estimate future maintenance payouts under the terms of its leases. ***. A model developed by the Company, as discussed in prior comment 9 in the response letter dated December 27, 2010, assists the Company in estimating the amounts to be paid to its lessees and evaluating the related liability.

Further, the Company considered the presentation of this expense and obligation considering the user of the Company’s financial statements, specifically rating agencies and bond holders. The presentation of a separate expense provides analysts with transparent disclosures that enable them to easily evaluate the Company’s cash inflows and estimated committed future cash outflows that result from revenue earned on its leases including Overhaul Revenue. The Company holds frequent conversations with its current lenders, investors and credit rating agencies, and questions related to the provision for overhauls and related trends are discussed during those investor and lender due diligence calls.

In consideration of the discussions related to EITF 08-3, the company considered SAB Topic 13 when determining the period in which the overhaul revenue is realized. SAB Topic 13(A)(4)(c) indicates that contingent revenue should be recorded in the period in which the contingency is resolved. Consistent with its prior conclusion, the Company concluded in its analysis that the contingencies related to realization are resolved when the aircraft is flown, the airline reports utilization to the Company on a monthly basis and the amount owed under the lease becomes fixed and determinable. Therefore there is no contingency related to what the airline is required to pay for the use of the aircraft under the lease.

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 12

The Company further evaluated whether the Item 4 questions of SAB 13 were germane to the Company’s analysis of whether its price is fixed or determinable for Overhaul Rentals.  The SEC’s interpretive response to SAB 13, Item 4(a) Question 1, applied by analogy, ultimately indicates that in limited circumstances the Staff would not object to the recognition of revenues that were subject to a refund as earned revenue over the term of the contract if certain criteria were met.  The Company’s analysis indicated that it meets each of these criteria including (i) its ability to estimate refunded revenues based on a large pool of homogeneous items; (ii) its ability to generate reliable estimates of the expected refunds made on a timely basis; (iii) having sufficient company-specific historical basis upon which to estimate the refunds; and (iv) the amount of fees specified in the agreement at the outset of the arrangement is fixed, other than the customer’s right to request a refund.  As a result, the Company determined that no change was required in its policy in accounting for Overhaul Rentals.

The Company advises the Staff that it recently performed an informal survey of SEC registrant aircraft lessors through its participation in the Aviation Working Group.  The findings of the Company’s informal survey are consistent with the findings in the EITF Issue Summary No. 1, Supplement No. 1, Page 11 to EITF Issue No. 08-3, as to the various methods used to account for Overhaul Rentals.

The Company notes the Staff’s comment and the Company has attached as Appendix A herein excerpts from its form lease agreement.  The Company advises the Staff that the Company does not perform repairs and maintenance services on aircraft under its leases and refers the Staff to the following Articles in the lease to support its accounting: (i) Article 5.5.1 refers to Overhaul Rentals as supplemental rent based on the lessee’s use of the aircraft during the lease term; (ii) Article 12 states the lessee’s responsibilities related to maintenance and overhauls; and (iii) Article 13 explains the reimbursements of Overhaul Rentals to the lessee.

11.                            You have determined that you can reliably estimate the expected overhaul liability at the time that the overhaul rentals are recognized as revenue.  Each quarterly period you estimate your provision for overhaul reimbursements based on the fixed dollar value of the overhaul rentals received in that period. Given that you are able to determine the percentage of overhaul rentals received which will be returned back to the lessee, please tell us what consideration you gave as to whether revenue should only be recorded for the percentage that you estimate will not be returned back to the lessee rather than recording revenue for the entire amount of overhaul rentals received.

The Company advises the Staff that it views Overhaul Rentals received and based on the lessee’s usage of the aircraft, as defined by the lease contract, as contingent rent, and separately considers the Company’s obligation under the lease contract to make payments to the lessee for reimbursements of certain maintenance events.  The Company refers the Staff to its response to comment 10 herein where the Company discloses the development of the Company’s policy related to Overhaul Rentals and its related obligations.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 13

The Company advises the Staff that in its evaluation of the financial statement presentation of Overhaul Rentals and the obligation to reimburse its lessees for certain events, the Company concluded that the gross presentation better reflects the economics of its overhaul transactions. Further, the Company believes it is important to the users of its financial statements to see the overhaul provision clearly presented on the face of the statement of income. The Company holds frequent conversations with its current lenders, investors and credit rating agencies and it is the Company’s belief that its gross presentation has made the users of its financial statement better understand the transactions, and questions related to the provision for overhauls often arise during investor calls and during due diligence calls.

The Company believes its presentation and related disclosures of Overhaul Rentals and related provision presents fairly the obligations of the Company and provides its investors with insight into future committed cash outflows and therefore believes a gross presentation is appropriate and provides the best transparency.

Flight Equipment Marketing, page 53

12.                            We have read your response to prior comment 10. Based on the information that you have provided, we continue to have difficulty understanding how you determined that certain impairment charges should be recorded as a reduction to revenues instead of in expenses in a similar manner to your other impairment charges.  If you continue to believe that these impairment charges should be reflected as a reduction to revenues, please provide us with additional information to support your basis.

The Company respectfully advises the Staff that it continues to believe the classification of adjustments to fair value of aircraft to be sold is correctly reflected in Flight equipment marketing in its statement of income (which caption the Company has agreed to change to Flight equipment marketing, gain/loss on sale of aircraft and fair value adjustments on flight equipment to be disposed of). The Company notes that impairment charges can be recognized on aircraft that are held-for-use and such impairment charges are recorded in Operating expenses. Rather, Flight equipment marketing only includes those adjustments that may be necessary to record an aircraft at fair value in accordance with ASC 360-10-35-40 at or after the time an aircraft is appropriately classified as held-for-sale or upon its ultimate sale or at the time it is determined that the aircraft is more likely than not to be sold. The Company further advises the Staff that it considers the gain or loss on disposal of aircraft as the realization of the residual value of the earnings cycle of an aircraft and had the sale been consummated in the period it became probable of occurring, the loss would have been recorded in Flight equipment marketing.  The Company believes it is important to the users of its financial statements to be able to recognize the culmination of the financial impact of an aircraft at disposal as the completion of the revenue cycle over the life of the aircraft, as opposed to an expense arising from the Company’s ongoing operations.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 14

13.                            Please provide us with additional information regarding the impairment charges you currently present as a reduction of revenues by addressing the following:

•                                        Please tell us how you determine the amount of impairment charges that should be recorded as a reduction of revenues;

•                                        Please tell us whether your current presentation ever results in the transferring of impairment charges that were previously recorded as expenses in an earlier quarter into revenues at the time the corresponding flight equipment is classified as held for sale or disposed of;

•                                        Please help us better understand when these impairment charges were recorded. You state that the impairment charges reflect current resale market values.  If these impairment charges were recorded in a relatively short period prior to the sale of the flight equipment, please help us understand why you would have recorded significant gains on these sales as indicated by the reconciliation provided in your response to prior comment 10; and

•                                        Please help us understand why the reconciliation provided in your response to prior comment 10 shows a gain on flight equipment sales for the nine months ended September 30, 2010 whereas Note C to your financial statements for the nine months ended September 30, 2010 included in your Form 10-Q shows that you recorded a loss on sale of flight equipment for the nine months ended September 30, 2010.

The Company advises the Staff that it records adjustments to fair value of aircraft classified as held-for-sale based on reference to an agreed upon sale price, sales agreements, letters of intent or other indicators of fair value at the time an aircraft meets the criteria of held-for-sale.  The Company records these adjustments in Flight equipment marketing because it (i) views an adjustment to fair value resulting from a change in the classification of an aircraft, from use in its leasing business to held-for-sale, to be similar to a gain or loss on a sale consummated in the period and (ii) considers such an adjustment, as well as the gain or loss on sale, the reflection of the culmination of the ownership process of an aircraft, as discussed in our previous letters.

The Company advises the Staff that it records impairment charges on aircraft held-for-use when aircraft fail the undiscounted recoverability test as prescribed by ASC360.  The impairment charges are recorded as an operating expense in the Company’s statement of income. These impairment charges generally stem from the Company’s recurring held-for-use recoverably assessments. The Company does not reclassify into revenues, under any circumstances, impairment charges that were recorded as operating expenses in prior quarters when the aircraft was classified as held-for-use, even if the related aircraft subsequently was classified as held-for-sale, or sold.

From time to time situations arise where the Company enters into a sales contract or letter of intent with a potential buyer, but the aircraft is not available for immediate sale or

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 15

further approvals are required. Therefore the aircraft does not meet the criteria of held-for-sale. In these situations, the Company’s assessment is that the aircraft will be transferred to held-for-sale as soon as all criteria are met. The Company will, as required under ASC 360, perform a recoverability assessment on these aircraft utilizing probability weighted undiscounted cash flows. If the Company determines that the carrying value of the aircraft is no longer recoverable, when weighing the probability of the sale in its recoverability analysis, a fair value adjustment is recorded. The Company has experienced these situations in recent quarters, where it was awaiting proper approval of the disposal of a portfolio of aircraft, and the Company has determined the economic substance of such a charge is more representative of an adjustment to fair value, similar to a sale transaction, and therefore records the charges as an adjustment in Flight equipment marketing, as if the aircraft had been transferred to held-for-sale during the period.

As discussed in the Company’s response to the Staff’s comment 9 above, the Company recorded total losses on aircraft sales of $555,208 for the nine months ended September 30, 2010.  Those losses included adjustments to fair value of flight equipment held-for-sale and lease related charges related to the aircraft agreed to be sold of $534,828.  The Company advises the Staff that the difference of $20,379 between the total losses of $555,208 and the adjustments to fair value of flight equipment held-for-sale and lease related charges of $534,828 represented the loss recorded on flight equipment actually sold, not aircraft designated as held-for-sale.

14.                            Your response indicates that you believe differentiating between impairment charges recorded on flight equipment held for use versus impairment charges recorded on aircraft to be disposed of provides investors meaningful information in analyzing your financial results.  By presenting these impairment amounts separately in two different line items within expenses, we believe you would still be able to provide this meaningful information.

The Company respectfully refers the Staff to its response to comment 12 herein where the Company responds to the Staff’s comment regarding the presentation of adjustments to fair value recorded in conjunction with the classification of an aircraft to be held-for-sale.  The Company further advises the Staff that it considers impairment charges taken as a result of the Company’s recurring recoverability assessment of its aircraft portfolio held-for-use an operating expense.

15.                           Based on the information that you have provided, we continue to have difficulty understanding how you determined that it is appropriate to show the net gain or loss attributable to the sale of flight equipment within revenues instead of as other income or expense.  If you continue to believe that this presentation is appropriate, please provide us with additional information to support your basis.

The Company respectfully refers the Staff to its response to prior comment 10 in its response letter dated December 27, 2010.  The Company advises the Staff that it reviewed other registrants and identified other registrants with similar net presentation

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 16

within revenues and respectfully advises the Staff that it continues to believe that the presentation is appropriate for reasons presented in its response to prior comment 10.

Provision for Overhauls, page 53

16.                            We have read your response to prior comments 12 and 13.  We continue to have difficulty understanding how you determined that you should not consider the guidance provided in ASC 908-360 regarding accounting for overhaul costs.  Specifically, it is not clear why you would not consider the guidance of ASC 908-360-45-6 in determining the appropriate amortization period of capitalized overhaul costs.  Given that your primary business operation appears to be the leasing of aircraft to airlines, it is not clear why you would not consider yourself to be related to the airline industry.  Please further advise.  Your responses indicate that there are very limited circumstances in which you perform major maintenance on aircraft.  Please help us better understand the extent to which you perform major maintenance by providing us with the following information:

•                                        The amount of major maintenance costs capitalized during each of the three years ended December 31, 2009 and the nine months ended September 30, 2010; and

•                                        The amounts of capitalized major maintenance costs recorded on your balance sheets at December 31, 2009 and September 30, 2010.

The Company respectfully refers the Staff to its response to prior comment 12 in the response letter dated December 27, 2010, where the Company sets forth its detailed analysis related to its consideration of ASC 908.  As stated in the previous response letter, the Company views itself as a lessor operating in the financial services industry. The Company further advises the Staff that it believes its business model as a lessor is significantly different than that of an airline, to which the application of ASC 908 would be appropriate.  As a lessor, the Company leases aircraft to its lessees and derives its economic return over the life of the aircraft as a whole.  It earns its revenues from lease payments received for granting the lessee the right to use the aircraft and realizes a gain or loss on the residual value when it sells the aircraft. The Company is not responsible for maintaining the aircraft under the terms of its leases.

In contrast, an airline operates an aircraft and must maintain the aircraft to (i) be able to derive an economic benefit from the aircraft based on the deployment of the aircraft in its business activity and (ii) comply with government regulations.

The Company advises the Staff that it may in limited circumstances, such as in connection with a repossession of aircraft, incur major maintenance costs.  If the Company incurs major maintenance costs, the costs are amortized over the remaining useful life of the aircraft.  The Company advises the Staff that it has concluded such an amortization policy appropriate due to the nature of the costs.  The Company considers such major overhaul costs incurred necessary costs to bring the aircraft into a condition for its intended use (available for future lease) as provided by ASC 835-20-05-1.  The Company respectfully advises the Staff that it is the lessee’s responsibility to perform

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 17

overhauls during the term of the current and any future lease and the Company therefore believes that it receives the benefits of incurred overhaul costs over the remaining useful life of the aircraft, and not only during the period until the next planned major maintenance activity.

In response to the Staff’s request, the amount of overhaul costs incurred and capitalized to the cost of the aircraft for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010 are as follows:

Amount (Dollars in millions)
2007	***
2008	***
2009	***
2010 (9 months ended September 30, 2010)	***

The Company advises the Staff that the Company does not componentize the cost of its aircraft, and therefore does not have readily available the overhaul related costs capitalized on the Company’s balance sheets at December 31, 2009 or September 30, 2010, other than presented above.  The Company respectfully advises the Staff that obtaining the overhaul costs on the Company’s balance sheet as of December 31, 2009 and September 30, 2010 would require a significant investment of time, and the Company believes the costs associated with the accumulation of such information would outweigh the benefits provided by the disclosure of the amounts.

Form 10-0 for the Period Ended September 30, 2010

General

17.                            Please address the comments above in your interim filings as well.

The Company notes the Staff’s comment and will include disclosures where applicable in its future interim filings.

* * * * *

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 18

If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call me at (310) 788-1999 or John-Paul Motley at (213) 430-6100.

Thank you.

Respectfully submitted,

/s/ Kurt H. Schwarz
Kurt H. Schwarz
Senior Vice President and Chief Accounting Officer

cc:	Mr. Frederick S. Cromer
Mr. Alan H. Lund
Mr. John-Paul Motley, Esq., O’Melveny & Myers LLP

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 19

APPENDIX A

FORM OF LEASE

***

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Division of Corporation Finance	CONFIDENTIAL TREATMENT REQUESTED BY
Securities and Exchange Commission	INTERNATIONAL LEASE FINANCE CORPORATION
January 12, 2011
ILFC CTR 002 — Page 20

APPENDIX B

SAB 99 ANALYSIS

***

*** Indicates that certain information contained herein has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.